UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011 (Report No. 3)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

NASDAQ Notification Regarding Shareholders' Equity
On September 27, 2011, Orckit Communications Ltd. (the “Company”) received a notification from the NASDAQ Listing Qualifications Staff indicating that, as of June 30, 2011, the Company did not satisfy the minimum $10 million shareholders’ equity requirement for continued listing on The NASDAQ Global Market.   The NASDAQ notification has no immediate effect on the listing of the Company’s ordinary shares.

Under NASDAQ’s rules, the Company has 45 calendar days (until November 11, 2011) to submit a plan to regain compliance with The NASDAQ Global Market’s continued listing requirements.  If the Company's plan is accepted, NASDAQ can grant an extension of up to 180 days to establish evidence of compliance.  During this extension period, the Company’s ordinary shares will continue to be listed on The NASDAQ Global Market. If the Company’s plan is not accepted and the Company receives a notice that its ordinary shares will be delisted from The NASDAQ Global Market, the Company may appeal the NASDAQ Staff’s determination to a Hearings Panel. If the Company is unable to retain its listing on The NASDAQ Global Market, it may transfer to The NASDAQ Capital Market if it meets that market's continued listing requirements.

The Company is working diligently to regain compliance and intends to submit a plan to NASDAQ by November 11, 2011.

The NASDAQ notification does not affect the Company's listing on the Tel Aviv Stock Exchange, where the Company's ordinary shares will continue to be listed with no change.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Certain statements in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, on the Company's business, share price and ability to raise equity, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Such risks also include the possibility that the Company will not be able to submit a plan for regaining compliance, that the Company's plan, if submitted, will not be accepted by Nasdaq, that the Company will be unable to regain compliance with the listing requirements of the The Nasdaq Global Market, that the Company's will be unable to successfully appeal Nasdaq's decision if the plan is not accepted, and that the Company will be unable to meet the listing requirements of The Nasdaq Capital Market if it chooses to apply for listing on such market. Actual results may materially differ. Orckit assumes no obligation to update the information in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                     ORCKIT COMMUNICATIONS LTD.

Date: October 3, 2011                                                                By: /s/ Izhak Tamir
    Izhak Tamir
    President